Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

U.S. BANCORP FUND SERVICES, LLC
615 East Michigan Street
Milwaukee, WI  53202

October 10, 2014

VIA EDGAR TRANSMISSION

Ms. Monique Botkin
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

RE:          TRUST FOR PROFESSIONAL MANAGERS (the “TRUST”)
Securities Act Registration No: 333-62298
Investment Company Registration No: 811-10401
William Blair Directional Multialternative Fund (S000047146)

Dear Ms. Botkin:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), in response to your oral comments of September 29, 2014 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 452 to its registration statement, filed on behalf of its series, the William Blair Directional Multialternative Fund (the “Fund”).  PEA No. 452 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on August 14, 2014 for the purpose of adding the Fund as a new series of the Trust.  The Trust is filing this PEA No. […] under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate and to file exhibits to the registration statement.

For your convenience in reviewing the Trust’s response, your comment is included in bold typeface immediately followed by the Trust’s response.

In addition, in connection with this filing, the Trust hereby makes the following representations:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

*     *     *     *     *     *

The Trust’s responses to your comments are as follows:

Prospectus – Summary Section

1.	Staff Comment: With respect to the Fund’s investment objective, please clarify what is meant by:
a)	“moderate volatility”;
b)	“directional exposure”; and
c)	“the utilization of hedge fund or alterative investment strategies.”

Response:  The Trust responds by revising the Fund’s investment objective as follows:

“The William Blair Directional Multialternative Fund (the “Fund”) seeks to achieve capital appreciation with moderate volatility and moderate correlation to the broader markets.”

The Trust further responds by supplementally stating that the Fund defines “moderate volatility” to mean volatility below that of a US large-cap equity index, such as the Standard & Poor’s 500 Index, and above that of a portfolio of US traded investment grade bonds, such as the Barclays Capital US Aggregate Bond Index.

2.
Staff Comment: As a global comment, please confirm that the Trust is aware that the Fund’s direct investments in unregistered funds is limited to 15% of the Fund’s net assets, and confirm that the Fund will maintain compliance with this limitation.

Response:  The Trust responds by confirming supplementally (1) that it is aware that the Fund’s direct investments in unregistered funds is limited to no more than 15% of the Fund’s net assets; and (2) to the extent the Fund invests directly in unregistered funds, the Fund will maintain compliance with the 15% limitation.

3.
Staff Comment: The Staff notes that the Fund’s “manager-of-managers” structure is not prominently discussed until the “Management of the Fund” section of the Prospectus. Please consider revising the disclosure under “Principal Investment Strategies” in the Summary Section of the Prospectus to clearly address that the Fund intends to operate in a “manager-of-managers” structure.

Response:  The Trust responds by revising “Principal Investment Strategies” in the Summary Section beginning on page 1 of the Prospectus to include the following disclosure:

“The Adviser intends to operate the Fund in a “manager of managers” structure, which will enable the Adviser to terminate and replace a sub-adviser without requiring shareholder approval.  This structure enables the Fund to operate with greater efficiency and without incurring the expense and delays associated with obtaining shareholder approval of sub-advisory agreements.”

4.
Staff Comment: The Staff notes that the Fund is not required to include line items for Shareholder Fees in the Fees and Expenses of the Fund table if there are no fees paid directly from a shareholder’s investment, and that the Fund may remove this section of the table in its entirety.

Response:  The Trust responds by supplementally acknowledging that it is aware the Fund is not required to include the Shareholder Fees section of the Fees and Expenses of the Fund table, as no fees are paid directly from a shareholder’s investment.  The Trust further responds that the Fund intends to include the Shareholder Fees section of the table in its Prospectus.

5.	Staff Comment: Please confirm that estimated expenses related to short sales (i.e., dividends and interest expense) have been included in the Fees and Expenses of the Fund table.

Response:  The Trust responds by confirming supplementally that all estimated expenses related to short sales have been reflected in the Fees and Expenses of the Fund table.

6.
Staff Comment:  Please confirm that “Acquired Fund Fees and Expenses” in the Fees and Expenses of the Fund table will include all fees and expenses paid to underlying investment companies and unregistered funds.

Response:  The Trust responds by stating supplementally that the Fund will include all fees and expenses paid to underlying investment companies and unregistered funds in the “Acquired Fund Fees and Expenses” line item in the Fees and Expenses of the Fund table.

7.	Staff Comment: Please revise the disclosure in the second footnote to the Fees and Expenses of the Fund table to address the following:
a)	clarify what is included in “leverage expenses” by adding relevant disclosure to the footnote; and
b)
with respect to the Fund’s operating expense limitation agreement, please clarify that the Adviser is only permitted to recoup expenses if such recoupment will not cause the Fund to exceed the expense limitation in place at the time of the recoupment.

Response:  The Trust responds by revising the second footnote to the Fees and Expenses of the Fund table as follows (revisions shown in underlined text):

“**
Pursuant to an operating expense limitation agreement (the “Expense Agreement”) between the Fund’s investment adviser, William Blair & Company, L.L.C. (the “Adviser”), and the Fund, the Adviser has agreed to waive its fees and/or reimburse expenses of the Fund to ensure that Total Annual Fund Operating Expenses (exclusive of any front end or contingent deferred loads, taxes, leverage (i.e. any expenses incurred in connection with borrowings made by the Fund), interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, dividends or interest expenses on short positions, acquired fund fees and expenses or extraordinary expenses such as litigation) do not exceed 2.05%, 1.80%, and 1.80% of the Fund’s average net assets for Class N shares, Class I shares and Institutional Class shares, respectively, at least through October 30, 2017.  The Expense Agreement can be terminated only by, or with the consent of, the Trust’s Board of Trustees (the “Board of Trustees”).  The Adviser is permitted to be reimbursed for management fees waived and/or expense payments made in the prior three fiscal years, subject to the expense cap.  The Adviser is only permitted to be reimbursed for previously waived expenses if such payments will not cause the Fund to exceed the expense limitation in place at the time of the recoupment.”

The Trust responds further by confirming that the revisions set forth above will also be made to all sections of the Prospectus and SAI containing similar disclosures.

Prospectus – Summary Section – Principal Investment Strategies

8.
Staff Comment:  Please clarify whether the Fund’s principal investment strategy involves investing directly in underlying funds or allocating assets to sub-advisers under the terms of separate sub-advisory agreements.

Response:  The Trust responds by revising the first sentence under “Principal Investment Strategies” in the Summary Section as follows to clarify that the Fund may seek to achieve its investment objective by allocating assets to sub-advisers under the terms of separate sub-advisory agreements, and that the Fund’s adviser may also make investments on behalf of the Fund:

“The Adviser seeks to achieve the Fund’s investment objective through the allocation of the Fund’s assets primarily among a number of sub-advisers (the “Sub-Advisers”) that employ a variety of alternative investment (or hedge fund) strategies, and through the Adviser’s direct management of Fund assets.”

The Trust further responds by noting the Adviser’s strategy of allocating the Fund’s assets to underlying funds is discussed in the sub-section “Adviser Strategies” in the Summary Section. The Trust believes that any additional discussion related to the Adviser making investments on behalf of the Fund by investing directly in underlying funds would be duplicative of the existing disclosure.

9.	Staff Comment: Please clarify what the Adviser’s “ongoing due diligence,” as referenced on page [1], page [8] and page [19] of the Prospectus on the Sub-Advisers entails.

Response:  The Trust responds by revising the applicable disclosure to read as follows:

“The Adviser will also monitor the performance, investment strategy and operational controls of each Sub-Adviser.”

10.
Staff Comment: With respect to the Fund’s description of “Adviser Strategies,” please consider identifying the percentage of Fund assets that will be invested in underlying funds and, if known, the percentage of assets to be managed by the Adviser.

Response:  The Trust responds by respectfully declining to make any revisions associated with this comment, as the Fund does not have a target percentage of assets that will be invested in underlying funds or directly by the Adviser, and the Adviser may change the Fund’s asset allocation at any time.

11.	Staff Comment: With respect to the description of Sub-Adviser Strategies:
a)	Please revise the disclosure, in plain English, to describe what is meant by a “moderate degree of leverage”;
b)	Please revise the disclosure, in plain English, to describe what is meant by “gross and net exposures are variable”;
c)	With respect to “Macro” strategies, please revise the disclosure, in plain English, to describe what is meant by “systematic, directional trading”;
d)
Please consider revising disclosure to clarify that the Fund “will,” rather than “may” invest in the William Blair Macro Allocation Fund (the “Macro Fund”), and include disclosure addressing the Macro Fund’s strategy of investing primarily in ETFs; and

e)	Please revise disclosure to clarify whether the Fund’s investments in the William Blair Macro Allocation Fund will be made by a sub-adviser.

Response:  The Trust responds by:

a)	Making the requested revision.
b)	Making the requested revision.
c)	Making the requested revision.
d)
Revising the disclosure to address the Macro Fund’s strategy of investing, consistent with the Macro Fund's prospectus.  The Trust supplementally states that while the Macro Fund currently invests in ETFs, it is permitted to use a wide variety of instruments in pursuing its investment objective.  The Trust further responds by respectfully declining to state that the Fund “will” invest in the Macro Fund.  Although the Fund intends to invest a portion of its assets in the Macro Fund, the Adviser is permitted to change the Fund’s asset allocation at any time.  Accordingly, the Trust believes the most appropriate and accurate disclosure is to state that the Fund “may” invest in the Macro Fund.

e)	Making the requested revision.

The requested revisions to the Principal Investment Strategies described in (a) through (e) above are as follows (revisions shown in underlined text):

“Adviser Strategies: The Adviser may directly manage a portion of the Fund’s assets, including by allocating the Fund’s assets to affiliated or unaffiliated publicly or privately offered U.S. or non-U.S. investment funds, including hedge funds, commodity pools, open-end or closed-end funds (each, an “Underlying Fund”).  The Fund may invest in other investment companies, securities and financial instruments to the extent permitted under the Investment Company Act of 1940, as amended (the “1940 Act”), or any exemptive relief therefrom.

In its management of the Fund’s assets, the Adviser may allocate a portion of the Fund’s assets to the William Blair Macro Allocation Fund (the “Macro Fund”), which is an affiliated registered investment company because the Adviser acts as the investment adviser for the Fund and the Macro Fund.  The Macro Fund attempts to exploit periodic market inefficiencies by taking long and short positions in various asset classes (e.g., equity and fixed income) and currencies with a view to profit from movements across and within such asset classes and currencies. The Adviser uses a top-down approach that focuses on general price movements in various asset classes and currencies rather than the performance of individual company securities. The Adviser’s macro asset allocation strategy is based primarily on the fundamental investment valuations of asset classes and currencies.  The Trust has submitted an application with the SEC for an exemptive order with respect to the Fund, as an open-end investment company relying on Rule 12d1-2 under the 1940 Act, that would permit the Fund to use Other Investments and invest in securities issued by other investment companies in amounts exceeding limits set forth in the 1940 Act that would otherwise be applicable.

Sub-Adviser Strategies: The Adviser expects that the Sub-Advisers will implement one or more of the investment strategies summarized below.  These strategies are similar to investment strategies traditionally employed by hedge funds.  Each Sub-Adviser acts independently from the others, however, multiple Sub-Advisers may be utilized to gain access to different investment approaches within each strategy.

Long/Short Equity: Long/Short Equity strategies involve a Sub-Adviser taking both long and short positions in equity securities that are deemed to be under or overvalued. Sub-Advisers may specialize in a particular industry or geographic region, or they may diversify holdings across industries or geographic regions.  Sub-Advisers in this strategy usually vary the amount of market exposure in the portfolio based on their views on market direction.

Event-Driven: Event-Driven strategies include investments by Sub-Advisers in securities of companies involved in potential corporate actions, such as mergers, acquisitions, restructurings, spin-offs, shareholder activism, or other special situations that may alter a company’s financial structure or operating strategy.

Macro: Macro strategies involve taking positions in anticipation of a broad market or a specific security’s direction in asset classes such as in currencies, commodities, credit derivatives and equities.  Most Sub-Advisers seek to analyze macroeconomic variables to identify dislocations and forecast future moves in global asset/securities prices on a directional or relative value basis.”

12.	Staff Comment: Please consider revising the sub-heading “Investment Techniques” to “Types of Investments.”

Response:  The Trust responds by respectfully declining to make any revisions associated with this comment. The Trust believes the disclosure subsequent to the sub-heading is not limited to a discussion of the “types of investments” in which the Fund will invest.

13.
Staff Comment:  With respect to the Fund’s investments in fixed-income securities, please revise relevant disclosures in the discussion of the Fund’s principal investment strategies to include the quality and maturity of the instruments in which the Fund will invest.

Response:  The Trust responds by revising the appropriate disclosures in the discussion of the Fund’s principal investment strategies to include the following disclosure:

“The Fund’s investments in fixed income securities may include securities of varying maturities, durations and ratings, including securities that have been rated below investment grade by a nationally recognized statistical ratings organization (“NRSRO”), commonly referred to as ‘junk bonds’ or ‘high yield bonds.’”

14.
Staff Comment: With respect to the statement regarding Adviser’s ability to add to, delete from or modify the categories of investment strategies employed by the Fund, please add disclosure stating when prior notice to the Fund’s shareholders would be required.

Response:  The Trust responds by revising the applicable disclosure to clarify that prior notice to shareholders would be required if the Fund makes a material modification to its investment objective or principal investment strategies.

15.
Staff Comment: Please consider whether disclosure regarding the Fund’s investments in derivative instruments included in the discussion of principal investment strategies and principal risks conforms to the requirements set forth in the letter from Barry Miller to the Investment Company Institute dated July 30, 2010.

Response:  The Trust believes that disclosure included in the Prospectus appropriately conveys to shareholders the Fund’s principal investment strategies with respect to the use of derivatives as well as the risks related to these investments.  Therefore, the Trust does not believe it is necessary to make any revisions associated with this comment.

16.
Staff Comment:  With respect to the Fund’s use of swap agreements as a principal investment strategy, if the Fund will sell credit default swaps please confirm the Fund will “cover” the full notional value of the swaps.

Response:  The Trust responds by confirming that the Fund will “cover” the full notional value of the credit default swaps in the following manner:

Credit default swaps in which the Fund is the buyer: Segregated assets in amount at least equal to any accrued but unpaid amounts owed by the Fund to the swap counterparty.

Credit default swaps in which the Fund is the seller: Segregated assets in amount at least equal to the full notional amount of the swap (minus any amounts owed to the Fund).

17.	Staff Comment: Please add disclosure of any additional investment techniques, and their related risks, that will be a principal strategy of the Fund.

Response:  The Trust responds by supplementally confirming that all principal investment strategies and related risks of the Fund are discussed in the Summary Section.

Prospectus – Summary Section – Principal Risks

18.	Staff Comment: Please revise the first sentence under “Convertible Securities Risk” to clarify the risk of investing in convertible securities.

Response:  The Trust responds by revising the first sentence under “Convertible Securities Risk” as follows (revisions shown in underlined text):

“A convertible security is subject to many of the same risks as a regular fixed-income security, including the risk that when market interest rates rise, the value of the convertible security falls.”

19.
Staff Comment: Please add disclosure to Derivatives Risk, if true, that the Fund’s investments in derivative instruments could create exposure greater than the value of securities in the Fund’s portfolio, and that, as a result, investment performance of the Fund may depend on the performance of securities the Fund does not own.

Response:  The Trust responds by revising Derivatives Risk as follows:

“The Fund’s investment in derivative instruments (“Derivatives”), including futures, options, options on futures, swaps and forward foreign currency contracts, may be more volatile than investments directly in the underlying securities, involve additional costs and may involve a small initial investment relative to the risk assumed.  The Fund’s investments in Derivatives could create exposure greater than the value of securities in the Fund’s portfolio.  As a result, investment performance of the Fund may depend on the performance of securities the Fund does not own.  In addition, the value of a Derivative may not correlate perfectly to the underlying financial asset, index or other investment or overall securities markets.  Derivatives will typically increase exposure to the principal risks to which the Fund is otherwise exposed, and are subject to the following additional risks:”

20.
Staff Comment: Please consider revising “Credit Default Swap Risk” to clarify that if the Fund is a seller in a credit default swap and an event of default occurs, there “will” be a loss of value to the Fund.

Response:  The Trust responds by making the requested revision.

21.
Staff Comment:  With respect to the Fund’s use of swap agreements as a principal investment strategy, if the Fund will use total return swaps, please confirm that the Fund will maintain compliance with the guidance regarding segregation of assets in Investment Company Release No. IC-10666.  Please also acknowledge the Trust is aware that the Staff may issue future guidance on segregation of Fund assets with respect to total return swaps, and that any such future guidance may impact the Fund’s ability to execute the Fund’s investment strategy.

Response:  The Trust responds by confirming supplementally that, to the extent the Fund uses total return swaps, the Fund will maintain compliance with the guidance regarding segregation of assets in Investment Company Release No. IC-10666.

The Trust further acknowledges the staff’s comment that future guidance on segregation of Fund assets with respect to total return swaps may impact the Fund’s future ability to use these instruments.

22.	Staff Comment: Please confirm to the Staff whether shareholders will be charged an advisory fee for investment in the Fund and the Fund’s investments in underlying affiliated funds.

Response:  The Trust responds by confirming supplementally that the Adviser will waive its advisory fee on all Fund assets invested in underlying affiliated funds, including the Macro Fund.

23.
Staff Comment: The Staff notes the Principal Risks section includes “Inverse ETF Risk.” Please add disclosure regarding the Fund’s investments in inverse ETFs to the discussion of Principal Investment Strategies in the Summary Section.

Response:  The Trust responds by adding “inverse ETFs” to the discussion of the Fund’s Investment Techniques under Principal Investment Strategies in the Summary Section of the Prospectus.

24.
Staff Comment: Please confirm supplementally whether the Fund will make use of a controlled foreign corporation (“CFC”) or other wholly-owned subsidiary to address certain risks discussed under “Tax Risk”.

Response:  The Trust responds by confirming supplementally that the Fund will not operate a CFC or any other subsidiary, and that the risks discussed under “Tax Risk” are those associated with the Fund’s investments.

Prospectus – Summary Section – Management – Portfolio Managers

25.	Staff Comment: Please include the titles of each of the Fund’s portfolio managers, as required by Item 5(b) of Form N-1A.

Response:  The Trust responds by making the requested revision.

Prospectus – Additional Information Regarding Investment Objectives and Strategies

26.	Staff Comment: Please revise existing disclosure to explain what is meant by “the Sub-Adviser’s expected investment portfolio.”

Response:  The Trust responds by revising the last sentence of the sub-section “Principal Investment Strategies of the Fund” on page 8 of the Prospectus as follows (revisions shown in underlined text):

“When allocating assets among Sub-Advisers, the Adviser considers a range of factors including each Sub-Adviser’s investment style and historical performance, including the types of securities or instruments they may use, the strategy they employ, or a geography or sector in which they invest.”

27.	Staff Comment: Please revise existing disclosure to explain what is included in the “distinct segments of a market, asset class or investment style for the Fund.”

Response:  The Trust responds by revising the second sentence of the first paragraph under sub-section “Multi-Manager Investment Approach” on page 8 of the Prospectus as follows (revisions shown in underlined text):

The Adviser believes that an investment’s reward and risk characteristics can be enhanced by employing multiple sub-advisory firms with complementary styles and approaches, each with specialized knowledge in sectors or industries, asset classes, regions, and/or investment strategies.

28.	Staff Comment: The Staff notes that the statement that each Sub-Adviser acts independently from the others is confusing and should be revised in plain English.

Response:  The Trust responds by revising the disclosure as follows:

“Each Sub-Adviser acts independently from the others.  Multiple Sub-Advisers may be utilized within a given Sub-Adviser strategy, but with the intent to gain access to different investment approaches.”

29.	Staff Comment: With respect to the discussion of factors involved in the Adviser’s allocation of the Fund’s assets, please clarify what is meant by “alternative return factors.”

Response:  The Trust responds by replacing “achieves broad exposure to alternative return factors” with:

•	“achieves broad exposure to sources of performance other than traditional bond and equity market exposures;”

Prospectus – Principal Risks

30.	Staff Comment: With respect to “Derivatives – Options Risk,” please clarify that the Fund’s investments in options could include the loss of the entire premium and the value of the underlying asset.

Response:  The Trust responds by making the requested revision.

31.
Staff Comment: Please confirm whether investments in real estate investment trusts (“REITs”) will be a principal investment strategy of the Fund, and, if so, add applicable disclosure to the Summary Section of the Prospectus.

Response:  The Trust responds by supplementally confirming investments in REITs is a principal strategy of the Fund.  However, the Trust further responds by respectfully declining to make any revisions associated with this comment, as the Fund’s investments in REITs has already been addressed in the Summary Section under “Investment Techniques,” with expanded disclosure of such investments under “Additional Information Regarding Investment Objectives and Strategies.”

32.
Staff Comment: The Staff notes that the discussion of Securities Lending Risk states that the Fund may engage in securities lending to a “significant extent,” but is not a principal investment strategy. Please explain why securities lending is not considered a principal investment strategy if it may be used to a “significant extent.”

Response:  The Trust responds by removing the statement that the Fund may engage in securities lending to a “significant extent”.  The Securities Lending Risk disclosure has otherwise been retained in the Prospectus.

Prospectus – Management of the Fund – the Adviser

33.
Staff Comment: Please consider revising the disclosure in this Section to state that the Adviser has the “ultimate responsibility for the general management and investment of the Fund,” rather than stating that “the Adviser has overall responsibility for the general management and investment of the Fund”.

Response:  The Trust responds by making the requested revision.

34.	Staff Comment: Please consider revising the disclosure related to the William Blair Macro Allocation Fund to more clearly address the Macro Fund’s investment strategy and types of investments.

Response:  The Trust responds by adding the following disclosure to the discussion of Macro Fund:

“The goal of the Macro Fund’s asset allocation strategy is to identify and exploit periodic discrepancies between fundamental values and market prices. These perceived value/price discrepancies are the foundation for the Fund’s portfolio construction.  The Macro Fund may invest in or seek exposure to a wide range of asset classes and has no geographic or other limits on the allocation of its assets among asset classes.”

Prospectus – Management of the Fund – the Sub-Advisers

35.	Staff Comment: Please confirm that each sub-adviser to the Fund is named in this section, to the extent required by Item 10(a)(1) of Form N-1A.

Response:  The Trust responds by supplementally confirming that the disclosures in this section of the Prospectus have been updated to include all current sub-advisers to the Fund.

Statement of Additional Information –Management of the Fund

36.
Staff Comment: Please revise the disclosure naming the Adviser on page 1 of the SAI to also state that the Adviser is a broker-dealer registered with the Financial Industry Regulatory Authority (“FINRA”), and serves as the Fund’s distributor.

Response:  The Trust responds by making the requested revision.

Statement of Additional Information –Distribution and Servicing of Fund Shares

37.	Staff Comment: Please clarify that the Distributor, William Blair & Company, L.L.C. also serves as the Fund’s investment adviser.

Response:  The Trust responds by making the requested revision.

*     *     *     *     *     *

If you have any additional questions or require further information, please contact Rachel Spearo at (414) 765-5384.

Sincerely,

John P. Buckel
President and Principal Executive Officer
Trust for Professional Managers